RUNTIME LICENSE AGREEMENT
Application Development using DECtalk® for Windows NT/98/95
for the Desktop Static Market

AGREEMENT # QR-CLAM3-08

This RUNTIME LICENSE AGREEMENT, effective **January 1, 2000,** ("EFFECTIVE DATE") is entered into by and between **SMART Modular Technologies (Systems) Inc.**, a California corporation with principal offices at 4305 Cushing Parkway, Fremont, CA, 94538, USA ("SMART") and

> KINNOR SOFTWARE
> 1415 Alberta St.
> Key West, Florida 33040 ("LICENSEE").

WHEREAS, SMART has a license to a proprietary speech synthesis technology and related software, known as DECtalk Software;

WHEREAS, LICENSEE has received from SMART the standard DECtalk Software Developers Kit ("SDK") and has accepted the terms and conditions of a separate license agreement ("DECtalk SOFTWARE DEVELOPMENT LICENSE AGREEMENT") included in the SDK;

WHEREAS, such DECtalk SOFTWARE DEVELOPMENT LICENSE AGREEMENT permits the use of DECtalk Software in the internal development only of LICENSEE's applications requiring text to speech synthesis technology and does not permit LICENSEE to copy or use DECtalk Software in a runtime environment for such internally developed applications; and

WHEREAS, LICENSEE desires to obtain a non-exclusive right to copy and use DECtalk Software for use as a runtime component of the LICENSEE's internally developed applications which are specified on Appendix I ("LICENSEE's APPLICATIONS");

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, SMART and LICENSEE agree as follows:

ARTICLE 1 - DEFINITIONS

As used in this AGREEMENT, the following terms shall have the meanings set forth below:

1.01   SMART'S INTELLECTUAL PROPERTY RIGHTS shall mean SMART's rights in its DECtalk Software and Documentation, including all rights, title and interests in all (i) letters patent, including any re-issue, division, continuation or continuation-in-part applications throughout the world now or hereafter filed; (ii) DECtalk trademarks, and trademark rights arising under common law, state law, federal law and laws of foreign countries; (iii) copyrights and all other literary property and author rights, whether or not copyrightable, throughout the world, and (iv) trade secrets to the extent embodied in any DECtalk TECHNOLOGY provided to LICENSEE hereunder.

1.02   RUNTIME SOFTWARE shall mean Version 4.60 of DECtalk Software for the Windows NT/98/95 operating system comprising the files listed in Appendix A, or any part or derivatives thereof, including any commercially released upgrades which SMART may distribute to LICENSEE pursuant to this Agreement.

1.03   DOCUMENTATION shall mean the documents identified in Appendix B, or any part or derivatives thereof.

1.04   DECtalk TECHNOLOGY shall mean RUNTIME SOFTWARE and DOCUMENTATION.

APPENDIX H
QUARTERLY ACTIVITY/ LICENSE FEES REPORT
For Desktop Static and Windows NT/98/95

QUARTER ENDING DATE:

_____

LICENSEE AGREEMENT NUMBER:
QR-CLAM3-08

LICENSEE NAME: KINNOR SOFTWARE
LICENSEE ADDRESS: 1415 Alberta St.
                           Key West, Florida 33040

(1) Show the number of **single uses** of RUNTIME SOFTWARE distributed installed
      or sold for use on SPEECH ENABLED COMPUTERS this quarter: _____

(2) Show the number of **concurrent uses** of RUNTIME SOFTWARE distributed installed
      or sold for use on SPEECH ENABLED COMPUTERS this quarter: _____

(3) Show the number of **pre-paid uses** of RUNTIME SOFTWARE: _____

(4) Show the **total number** of single uses **(1)**, concurrent uses **(2)** and pre-paid uses **(3)**:_____

(5) Show the **license fee per use**, from Appendix G: _____

(6) Multiply the total number of all uses **(4)** by the correct
      license fee per use **(5)** to determine the **license fee** due:
          $_____

(7) Show any Additional License Fees due from Appendix G using the following:

Additional Fee Type	Fee		Number Of Uses		Sub-Total By Fee Type
_____ :	_____	X	_____	=	$_____
_____ :	_____	X	_____	=	$_____

                         Show the total of **additional license fees** due:

      $_____

(8) Show any remaining credit balance from up-front deposit(s) made
      during the current license year
          $_____

      Original Date of Deposit Paid: _____
                      (MUST BE WITHIN 12 MOS. OF QTR. ENDING DATE)

(9) Subtract any remaining credit balance **(8)** from the sum of license fee due **(6)** plus
      additional license fee due **(7)**, and show balance due and amount of enclosed
      check (or credit remaining):
          $_____

(10) Check number (if enclosed) and date   _____   _____

(11) Name of the bank (if check enclosed)   _____

(12)   .... Signature_____
                                            (Authorized Representative
                                          of the LICENSEE)

                               Name   _____

                               Title   _____

                               Date   _____

12.01 This AGREEMENT shall not be assigned or transferred by LICENSEE except upon notice to SMART and with the prior written consent of SMART and any attempted assignment or transfer without such notice and consent shall be void.

12.02 Nothing in this AGREEMENT shall be construed as making either party the agent of the other.

12.03 The failure of either party to give notice to the other party of the breach or non-fulfillment of any term, clause, provision or condition of this AGREEMENT shall not constitute a waiver thereof, nor shall the waiver of any breach or non-fulfillment of any term, clause, provision or condition of this AGREEMENT constitute a waiver of any other breach or non-fulfillment of that or any other term, clause, provision or condition of this AGREEMENT.

12.04 Any reports or notices under this AGREEMENT shall be in writing and deemed to have been given when actually delivered by express courier, or five (5) days after being placed, postage prepaid, in registered or certified mail, return receipt requested, addressed to the receiving party at the following addresses:

Product Manager
DECtalk® Speech Technology Group
SMART Modular Technologies (Systems) Inc.
334 South Street, SHR3-1/D20
Shrewsbury, MA 01545 USA

with a copy to:

Attn: General Counsel
SMART Modular Technologies (Systems), Inc.
4305 Cushing Parkway
Fremont, California 94538, USA

KINNOR SOFTWARE
1415 Alberta St.
Key West, Florida 33040

Each party shall give prompt written notice to the other party of any change in its address or corporate name, and after notice of such change has been given, any notice by the other party to it shall be addressed in accordance with that change.

12.05 **Severability**. If any term or provision of this Agreement is held to be illegal, invalid, unenforceable or in conflict with any law of any governmental entity with jurisdiction over this Agreement, this Agreement shall continue in force and be interpreted and modified as necessary to give best effect to the intentions of the parties as expressed herein to the fullest extent permissible.

12.06 This Agreement is expressly made subject to any laws, regulations, orders or other restrictions on the export from the United States of America of any technology, products incorporating technology, or information pertaining thereto which may be imposed from time to time by the Government of the United States of America or any agency thereof. Notwithstanding anything contained in this Agreement to the contrary, LICENSEE shall not export or re-export, directly or indirectly, any DECtalk TECHNOLOGY, products incorporating DECtalk TECHNOLOGY, or information pertaining thereto to any country for which the Government of the United States of America or any agency thereof requires an export license or other governmental approval at the time of export or re-export without first obtaining such license or approval. SMART shall provide all information under its control which is necessary or useful for LICENSEE to obtain any import or export licenses required for LICENSEE to receive or ship the Product. LICENSEE shall pay any and all import or export licenses, fees, taxes, duties and the like.

LICENSEE shall only copy or install for use DECtalk TECHNOLOGY and related materials with proper inclusion of any copyright and proprietary notices, legends, and markings. Related materials and applicable initialization and configuration screens of the software components of LICENSEE applications shall also include such notices, legends and markings. With respect to any document or software containing a copyright notice and/or a confidential, proprietary, restricted, or similar legend, provided by one party to the other under this AGREEMENT, LICENSEE shall agree to include the copyright notice

TB

IN WITNESS WHEREOF, each party hereto has as of the EFFECTIVE DATE first written above caused this RUNTIME LICENSE AGREEMENT, which includes Appendices A, B, C, D, E, F, G, H and I, to be signed by its duly authorized representative.

SMART MODULAR TECHNOLOGIES (SYSTEMS), INC.	KINNOR SOFTWARE
By: [signature]	By: [signature]
Name: JOHN S DOZPKO	Name: Thomas G Buchler
Title: DIV BUS OPS	Title: President
Date: 1/20/01	Date: 1-10-01

(V6, REV 01/06/2000)